SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

16 October 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

London, 16 October 2008

BTG PLC ("BTG")  and  PROTHERICS PLC ("PROTHERICS")

Offer update - Intended date of posting of Offer Documents

Further to the announcement of the recommended all share offer by BTG for Protherics on 18 September 2008 (the "Recommended Offer"), the board of BTG and the Independent Directors of Protherics hereby announce that the Scheme Document relating to the Recommended Offer will be sent to Protherics Shareholders on 17 October 2008, together with a copy of the BTG Prospectus relating to the New BTG Shares to be issued in connection with the Recommended Offer.

At the same time, BTG will send a copy of the BTG Prospectus and the BTG Circular to BTG Shareholders.

Capitalised terms used but not defined in this announcement have the same meanings as set out in the announcement dated 18 September 2008 referred to above.

Enquiries

BTG
Christine Soden, Chief Financial Officer Andy Burrows, Director of Investor Relations	Tel: 020 7575 0000

Protherics
Andrew Heath, Chief Executive Officer Rolf Soderstrom, Chief Financial Officer	Tel: 020 7246 9950

Rothschild (financial adviser to BTG)
Dr Lynn Drummond	Tel: 020 7280 5000

Jefferies (financial adviser to Protherics)
Ian Crosbie Chris Snoxall (corporate broking)	Tel: 020 7029 8000

Piper Jaffray (joint broker and advisor to BTG)
Neil Mackison / Jamie Adams	Tel: 020 3142 8700

Credit Suisse (joint broker and advisor to BTG)
Stephanie Leouzon / Tristan Lovegrove	Tel: 020 7888 8000

Nomura Code Securities (broker to Protherics)
Chris Collins	Tel: 020 7776 1200

Financial Dynamics
Ben Atwell	Tel: 020 7831 3113

Rothschild, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and sponsor to BTG in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than BTG for providing the protections afforded to clients of Rothschild nor for providing advice in relation to the Recommended Offer nor any other matter referred to in this announcement.

Jefferies, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and broker to Protherics in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Recommended Offer nor any other matter referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 16 October 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director